    WORLD MONITOR TRUST--
    SERIES B
    MONTHLY REPORT/
    JUNE 26, 1998

         WORLD MONITOR TRUST--SERIES B
--------------------------------------------------------------------------------
Dear Limited Partner:

We are pleased to welcome you as an investor in World Monitor Trust--Series B (the 'Trust') which commenced trading on June 10, 1998. As an investor in the Trust, you will receive a Monthly Report containing financial information monthly and market commentary quarterly.

Enclosed is the Trust's report for the period from June 10, 1998 to June 26, 1998. The net asset value of an interest as of June 26, 1998 was $98.77, a decrease of 1.23% from the Trust's initial $100 value.

The Trust's June trading resulted in losses. Unprofitable sectors included the financial, energy, index and metal sectors. Partially offsetting losses were gains generated in the currency sector.

Strong trends in many of the major markets contributed to gains in the first half of the month. However, U.S. intervention in the foreign exchange markets on June 17th created a dramatic reversal across global financial and commodity markets. The volatile 'yen effect' carried over into markets usually not highly correlated such as a number of currencies, interest rate instruments, stock indices, metals and energy products.

The Trust held profitable positions in several different market sectors prior to the intervention. At month-end, only the currency sector was able to retain gains of any significance, with most of those coming from various Japanese yen crossrate positions. Small losses from long deutsche mark exposure were the result of a moderate flight to quality due to concern about European exposure to Russia. Losses in the financial sector stemmed primarily from the sudden decline in Australian bond prices caused by weakness in the Australian dollar. Meanwhile, in the energy sector, the announcement of an OPEC-led oil production cut produced a rally in oil prices, leading the Trust to exit short positions with losses.

Slightly offsetting losses, the Trust generated profits in the currency sector, particularly in Japanese yen and Swiss franc positions as well as Swiss franc/British pound crossrate positions.

The estimated net asset value per interest as of July 20, 1998 was $94.43. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,

          Thomas M. Lane, Jr.
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
-------------------------------------------------------
For the period from June 10, 1998 (inception of
  trading) to June 26, 1998
Revenues:
Realized loss on commodity
  transactions.............................   $(102,775)
Change in unrealized commodity
  positions................................      51,239
Interest income............................      14,961
                                              ---------
                                                (36,575)
                                              ---------
Expenses:
Commissions................................      21,051
Management fee.............................       5,432
                                              ---------
                                                 26,483
                                              ---------
Net loss...................................   $ (63,058)
                                              ---------
                                              ---------

STATEMENT OF CHANGES IN NET ASSET VALUE
--------------------------------------------------------
For the period from June 10, 1998 (inception of trading)
  to June 26, 1998
                                                   Per
                                      Total      Interest
                                    ----------   -------
Initial contributions (10
  interests)......................  $    1,000   $100.00
Additional contributions..........   6,173,789
Net loss..........................     (63,058)
                                    ----------
Net asset value at end of
  month (61,881.053 interests)....  $6,111,731     98.77
                                    ----------
                                    ----------
                                                 -------
Change in net asset
  value per interest..........................   $ (1.23)
                                                 -------
                                                 -------
Percentage change.............................     (1.23)%
                                                 -------
                                                 -------

------------------------------------------------------
I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust--Series B is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                             by: Barbara J. Brooks
                                   Treasurer